INNOVATIVE INDUSTRIAL PROPERTIES, INC.

1389 Center Drive, Suite 200

Park City, UT 84098

December 30, 2024

VIA EDGAR

Mr. Ameen Hamady

Mr. Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023 (“2023 Form 10-K”)

Filed February 27, 2024

File No. 001-37949

Dear Messrs. Hamady and Esquivel:

Innovative Industrial Properties, Inc. (“Company”) responded to the Staff’s letter dated August 19, 2024 regarding the above-referenced filing on August 30, 2024 (the “August 2024 Response”). The Company is in receipt of the Staff’s letter dated December 17, 2024 requesting further information regarding the August 2024 Response, and is responding as set forth below.

Form 10-K for the year ended December 31, 2023

2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements

Revenue Recognition, page F-10

1.	We note your response to our prior comment 1 and the company’s position that it will not adjust its cash basis of accounting for leases in its portfolio, unless and until there is a definitive change in federal laws pertaining to cannabis. With a view towards enhanced disclosure, please describe in further detail the process the company performs at lease commencement and on an ongoing basis in assessing collectability of lease payments, including a description of all the factors the company considers in making its determination. As part of your discussion, please clarify whether the company views the federal regulatory uncertainty of the cannabis industry, including the enforcement of existing federal cannabis laws, as the single, determinative factor in its assessment of collectability of lease payments.

Company Response:

The Company does not view the federal regulatory uncertainty of the cannabis industry, including the enforcement of existing federal cannabis laws, as the single, determinative factor in its assessment of collectability of lease payments. It is one of a number of factors that the Company evaluates, on a lease-by-lease basis, for its portfolio. As discussed in detail in the Company’s August 2024 Response and in its subsequent discussion with Staff members on November 21, 2024 (the “November 2024 Discussion”), the Company evaluates a number of factors in its initial and ongoing assessments of collectability of lease payments for each of its tenants on a lease-by-lease basis, including, but not limited to, subjective evaluations of the following factors:

-	each tenant’s financial performance, liquidity and overall credit profile;

-	the availability and terms of capital for each tenant needed to conduct operations or refinance existing obligations;

-	the utilization rates for the properties (i.e., whether the properties are being utilized at capacity or not); and

-	lease durations (with the Company noting in its August 2024 Response that the weighted-average remaining lease term of its portfolio was in excess of 14 years).

The Company also monitors each of the following external factors which significantly impact each tenant’s ability to fulfill its obligations under their leases:

-	the impact of federal, state and local taxation and regulatory burdens on regulated cannabis operators;

-	the effectiveness of federal, state and local law enforcement efforts to curtail the illicit production and sale of cannabis;

-	the evolving dynamics of state markets, including the impacts of product pricing and cost trends on operational sustainability; and

-	the availability and terms of capital for regulated cannabis operators more generally.

It is a straightforward conclusion that the federal government’s strict enforcement of cannabis as a Schedule I controlled substance under the Controlled Substances Act of 1970 (the “CSA”) would most likely result in the Company’s regulated cannabis tenants being unable to continue operations and fulfill their obligations under their leases.

Setting that possibility aside, as the Company discussed in detail in the August 2024 Response, the November 2024 Discussion, its 2023 Form 10-K and subsequent Quarterly Reports on Form 10-Q, in the Company’s evaluation, even in the current more permissive enforcement environment, the federal government’s regulatory position on cannabis has had a very significant, negative effect on the regulated cannabis industry’s development for a prolonged period of time, including significantly restricting access to traditional capital sources and imposing unsustainable tax liabilities through the application of Section 280E of the Internal Revenue Code of 1986, as amended. A change to the federal government’s position, by de-scheduling cannabis from the CSA for example, may result in additional capital availability with more reasonable terms and a reduction in the unsustainable tax burdens faced by regulated cannabis companies, which could make a meaningful impact on the Company’s analysis of collectability for a number of its tenants. At the same time, another factor unrelated to federal regulatory change may also have a meaningful impact on the Company’s analysis of collectability for certain tenants, such as federal, state and local government authorities instituting a more rational taxation and regulation approach for regulated cannabis operators and/or enforcing in an effective way existing laws to curtail the unregulated, illicit cannabis market that competes directly with the regulated cannabis market and without restriction across the United States. However, while these types of changes in the regulatory and enforcement environment are expected to have a positive impact on the Company’s tenants’ ability to fulfill their obligations under their leases, the Company will continue to assess each tenant’s intent and ability to pay the required lease payments for the full lease term, as other tenant-specific factors are also relevant.

In its periodic filings, commencing with its Annual Report on Form 10-K for the year ending December 31, 2024, the Company will clarify the additional factors that are considered by the Company in its collectability analysis, substantially in line with the factors noted above.

In summary, the Company’s evaluation of collectability of lease payments takes into consideration numerous factors, and while a few of those factors are heavily influenced in the Company’s judgment by the existing designation of cannabis as a Schedule I controlled substance under the CSA, that designation, by itself, is not dispositive in the Company’s evaluation.

The Company hereby acknowledges that:

•	the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 997-3332. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Innovative Industrial Properties, Inc.

By:	/s/ David Smith
David Smith
Chief Financial Officer and Treasurer

cc:	Alan Gold, Innovative Industrial Properties, Inc.

Paul Smithers, Innovative Industrial Properties, Inc.

Brian Wolfe, Innovative Industrial Properties, Inc.

Andy Bui, Innovative Industrial Properties, Inc.

Carolyn Long, Foley & Lardner LLP

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